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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                              COMPUDYNE CORPORATION
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                            (Name of Subject Company)

                              COMPUDYNE CORPORATION
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                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.75 PER SHARE
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                         (Title of Class of Securities)

                                    204795306
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                      (CUSIP Number of Class of Securities)


                                 Martin Roenigk
                          Director, Chairman, President
                           and Chief Executive Officer
                                 2530 Riva Road
                                    Suite 201
                            Annapolis, Maryland 21401

                                 (410) 224-4415
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(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 WITH COPIES TO:
                             Brian D. Doerner, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-665-8500

                                   ----------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



================================================================================



Letter sent to certain employees and clients of CompuDyne Corporation on or after August 7, 2007:

Dear Client:

I would like to take this opportunity to pass on an important announcement for Tiburon and its parent company, CompuDyne. Today, CompuDyne announced that it has signed a definitive purchase agreement to be acquired by an investor group consisting of affiliates of The Gores Group, LLC and industry executive Stuart Mackiernan. The Gores Group, LLC is a private investment firm focused on acquiring companies in the technology, industrial and other sectors. Stuart Mackiernan is an industry executive with significant experience in the defense and government services industry.

Once this transaction is complete, CompuDyne (and therefore Tiburon) will become a privately held company. Stuart Mackiernan will then become CEO of CompuDyne. For additional information, I have included a copy of the press release at the bottom of this message.

We are excited about this announcement for several reasons. As a privately held company, we can avoid the managerial diversion and financial drain associated with operating as a public company in this Sarbanes-Oxley era. The Gores Group recently announced that it has closed its second private equity fund with commitments of $1.3 billion.

This transaction involves a tender offer by an affiliate of The Gores Group to purchase all outstanding shares of CompuDyne common stock and requires certain SEC filings, and therefore it will be a number of weeks before this change of corporate ownership is finalized. Once the transaction is complete, we will have the ability to share much more information with you. Until that time, please know that we are excited about our future and what this means for our clients and our employees. We look forward to many successes together in the months and years ahead.

As always, if you have any questions about this important announcement, please do not hesitate to contact me at 925-621-2701.

Respectfully,


Gary T. Bunyard
President & CEO
Tiburon, Inc.


Additional Information about the Tender Offer and Where to Find it.
         The tender offer described in this communication has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CompuDyne. At the time the tender offer is commenced, Gores Patriot Holdings, Inc., an affiliate of The Gores Group, LLC, and Patriot Acquisition Corp., a wholly-owned subsidiary of Gores Patriot Holdings, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CompuDyne Corporation intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Gores Patriot Holdings, Inc., its wholly owned subsidiary, and CompuDyne Corporation intend to mail these documents to the stockholders of CompuDyne Corporation. These documents will contain important information about the tender offer and stockholders of CompuDyne Corporation are urged to read them carefully when they become available. Investors and stockholders of CompuDyne Corporation will be able to obtain a free copy of these documents (when they become available) and other documents filed by CompuDyne Corporation or Gores Patriot Holdings, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to MacKenzie Partners Inc., attention Bob Marese, at (212) 929-5500. In addition, investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from CompuDyne Corporation by directing requests to CompuDyne Corporation at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401.

Forward-Looking Statements.
         This communication contains "forward-looking statements." These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of CompuDyne and the benefits expected to result from the contemplated transaction are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

         Factors that could cause actual results to differ from expectations include, among others, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement with the investor group, the risk that the conditions relating to the required minimum tender of CompuDyne shares or any required regulatory clearance might not be satisfied in a timely manner or at all, the failure to satisfy other conditions to completion of the merger, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in key employee retention as a result of the transaction, capital spending patterns of the security market and the demand for CompuDyne's products, competitive factors and pricing pressures, changes in legislation, regulatory requirements, government budget problems, CompuDyne's ability to secure new contracts, the ability to successfully grow CompuDyne by completing acquisitions, the ability to remain in compliance with its bank covenants, delays in government procurement processes, ability to obtain bid, payment and performance bonds on various of CompuDyne's projects, technological change or difficulties, the ability to refinance debt when it becomes due, product development risks, commercialization difficulties, adverse results in litigation, the level of product returns, the amount of remedial work needed to be performed, costs of compliance with Sarbanes-Oxley requirements and the impact of the failure to comply with such requirements, risks associated with internal control weaknesses identified in complying with
Section 404 of Sarbanes-Oxley, and general economic conditions.

================================================================================

CompuDyne Corporation Agrees to Be Acquired by Investor Group for $7.00 Per Share in Cash
ANNAPOLIS, Md.--(BUSINESS WIRE)--Aug. 7, 2007--CompuDyne Corporation (NASDAQ:CDCY), an industry leader in sophisticated security products, integration and technology for the public security markets, announced that it has signed a definitive purchase agreement to be acquired by an investor group consisting of affiliates of The Gores Group, LLC and industry executive Stuart Mackiernan. Clearlake Capital Group, L.P. has committed to provide debt and equity financing to the investor group in the transaction.


CompuDyne's Board of Directors has agreed to recommend the sale of the company via a cash tender offer at $7.00 per share followed by a merger at the same price. An agreement and plan of merger was executed on August 6, 2007. CompuDyne expects the cash tender offer to be made to all shareholders during the month of August. The offer price of $7.00 per share represents a 32% premium to the closing price of CompuDyne common stock as of August 6, 2007.


"This action represents the culmination of a long process of exploring the best direction for CompuDyne to take," said Martin Roenigk, Chairman & CEO of CompuDyne, "Given our relatively small size, complex structure, and the inordinate costs of being a public company in the post-Sarbanes Oxley era, a sale of the entire company to an organization that has the financial and managerial resources to continue to build CompuDyne without the managerial diversion and financial drain of public company requirements seemed the most appropriate step to take. The $7.00 per share price, which represents a significant premium over recent public market prices for our stock, was determined to represent fair value."


Stuart Mackiernan, an industry executive with significant experience in the defense and government services industry, will become CEO of CompuDyne upon closing. "Based upon my experience in the industry, CompuDyne represents a unique opportunity to create a substantial player in the public security marketplace," Mackiernan said. "We believe that as a private company CompuDyne will be better able to fully realize its potential in this important market." Mackiernan most recently was Corporate Vice President, Business Development, and President & CEO of L-3 Satellite Networks at L-3 Communications. Prior thereto, Mr. Mackiernan held senior positions at GE Capital Spacenet Services, General Dynamics, SAIC, and Unisys.

Based in Los Angeles, CA, The Gores Group, LLC is a private investment firm focused on buyout transactions across several industry sectors. "CompuDyne is well positioned in a broad range of public security markets which offer substantial growth opportunity over the foreseeable future," said Ian R. Weingarten, Managing Director at Gores. "We are pleased to be working with Stuart and the team at CompuDyne, as well as CompuDyne's customers and vendors, to create additional value in the business."


Steven Chang, partner and co-founder at Clearlake Capital, said "CompuDyne has a strong franchise and is uniquely positioned in key areas within the homeland security and infrastructure protection markets. We are excited to partner with Gores and Stuart to invest behind the Company's efforts to expand its solutions offering to serve the global customer base."


USBX Advisory Services LLC acted as financial advisor to CompuDyne and rendered a fairness opinion.


Ballard Spahr Andrews & Ingersoll, LLP acted as legal advisor to CompuDyne. Friedman, Billings, Ramsey & Co., Inc. acted as financial advisor to the investor group. Bingham McCutchen LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Alston & Bird LLP acted as legal advisors to the investor group.


About CompuDyne


CompuDyne Corporation is a leading provider of products and services to the public security market with 2006 revenues of $147.5 million. CompuDyne operates in four distinct segments in this marketplace: Institutional Security Systems, Attack Protection, Integrated Electronics and Public Safety and Justice. CompuDyne's customers include several divisions of federal, state and local governmental agencies and corporate clientele. For more information, please visit www.CompuDyne.com.


About The Gores Group


Founded in 1987, The Gores Group, LLC is a private equity firm focused on acquiring controlling interests in mature and growing businesses which can benefit from the firm's operating experience and flexible capital base. The firm combines the operational expertise and detailed due diligence capabilities of a strategic buyer with the seasoned M&A team of a traditional financial buyer. The Gores Group, LLC has become a leading investor having demonstrated over time a reliable track record of creating substantial value in its portfolio companies alongside management. The firm's current private equity fund has committed equity capital of $1.3 billion. Headquartered in Los Angeles, California, The Gores Group, LLC maintains offices in Boulder, Colorado and London. For more information, please visit www.gores.com.


About Clearlake Capital Group


Clearlake Capital Group is a private investment firm integrating private equity, leveraged finance, and special situations in both private and public market opportunities. Clearlake seeks to partner with world-class management teams to invest in businesses going through change or expansion with patient long-term capital. The firm has a flexible mandate to invest across the capital structure in corporate divestitures, recapitalizations, restructurings, going private buyouts and growth capital investments. Clearlake's founding principals have led over 30 investments totaling more than $3 billion of capital in sectors including business services, communications and media, energy and power, healthcare, manufacturing, retail/consumer and technology.

Forward-Looking Statements


Certain statements made in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including those statements concerning CompuDyne's expectations with respect to future operating results and other events. Although CompuDyne believes it has a reasonable basis for these forward-looking statements, these statements involve risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors which could cause actual results to differ from expectations include, among others, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with the investor group, the risk that the conditions relating to the required minimum tender of CompuDyne shares or any required regulatory clearance might not be satisfied in a timely manner or at all, the failure to satisfy other conditions to completion of the merger, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in key employee retention as a result of the transaction, capital spending patterns of the security market and the demand for CompuDyne's products, competitive factors and pricing pressures, changes in legislation, regulatory requirements, government budget problems, CompuDyne's ability to secure new contracts, the ability to successfully grow CompuDyne by completing acquisitions, the ability to remain in compliance with its bank covenants, delays in government procurement processes, ability to obtain bid, payment and performance bonds on various of CompuDyne's projects, technological change or difficulties, the ability to refinance debt when it becomes due, product development risks, commercialization difficulties, adverse results in litigation, the level of product returns, the amount of remedial work needed to be performed, costs of compliance with Sarbanes-Oxley requirements and the impact of the failure to comply with such requirements, risks associated with internal control weaknesses identified in complying with Section 404 of Sarbanes-Oxley, CompuDyne's ability to simplify its structure and modify its strategic objectives, and general economic conditions. Risks inherent in CompuDyne's business and with respect to future uncertainties are further described in its other filings with the Securities Exchange Commission, such as CompuDyne's Form 10-K, Form 10-Q, and Form 8-K reports.


IMPORTANT ADDITIONAL INFORMATION:


The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CompuDyne. At the time the tender offer is commenced, Gores Patriot Holdings, Inc., an affiliate of The Gores Group, LLC, and Patriot Acquisition Corp., a wholly-owned subsidiary of Gores Patriot Holdings, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CompuDyne Corporation intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Gores Patriot Holdings, Inc., its wholly owned subsidiary, and CompuDyne Corporation intend to mail these documents to the stockholders of CompuDyne Corporation. These documents will contain important information about the tender offer and stockholders of CompuDyne Corporation are urged to read them carefully when they become available. Investors and stockholders of CompuDyne Corporation will be able to obtain a free copy of these documents (when they become available) and other documents filed by CompuDyne Corporation or Gores Patriot Holdings, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to MacKenzie Partners Inc., attention Bob Marese, at (212) 929-5500. In addition, investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from CompuDyne Corporation by directing requests to CompuDyne Corporation at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401.


CONTACT: For more information, please contact:
             CompuDyne Corporation:
             Investor Relations
             Geoffrey F. Feidelberg, 410-224-4415 ext.313 investors.relations@compudyne.com or
             The Gores Group, LLC:
             Frank Stefanik, 310-209-3010
             or

             Sitrick and Company
             John Lippman and Camilo Pereira, 310-788-2850 or
             For Clearlake Capital Group:
             Owen Blicksilver P.R., Inc.
             Kristin Celauro, 732-433-5200
             or
             For Stuart Mackiernan:
             Longbottom Communications
             Patrick Boyle, 703-237-4244
             or
             Investors Contact:
             MacKenzie Partners, Inc.
             Bob Marese, 212-929-5500

    SOURCE: CompuDyne Corporation